UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55683

CAROLINA TRUST BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

901 East Main Street, Lincolnton, North Carolina

(704) 735-1104

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $2.50 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Effective December 31, 2019, Carolina Trust BancShares, Inc. merged with and into Carolina Financial Corporation, with Carolina Financial Corporation as the surviving corporation in the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Carolina Financial Corporation (as successor by merger to Carolina Trust BancShares, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 21, 2020	By:	/s/ William A. Gehman, III
William A. Gehman III
Executive Vice President and Chief Financial Officer of
Carolina Financial Corporation
(Successor by Merger to Carolina Trust BancShares, Inc.)